Robert Mark Chamberlin | 617 348 1840 | mchamberlin@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

September 27, 2013

Via Edgar Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Nicholas P. Panos
Senior Special Counsel
Office of Merger & Acquisitions

	Re:	Hampden Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 13, 2013
File No. 1-33144

Ladies and Gentlemen:

On behalf of Hampden Bancorp, Inc., a Delaware corporation (the “Company”), submitted herewith is the Company’s response to comments contained in the letter dated September 19, 2013, from Mr. Nicholas P. Panos, Senior Special Counsel, Office of Merger & Acquisitions, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).  The Preliminary Proxy Statement was initially filed with the Commission on September 13, 2013 and a revised Preliminary Proxy Statement (the “Revised Proxy Statement”) was filed with the Commission on September 27, 2013.

As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.  Page numbers referred to in the responses below reference the applicable pages of the Revised Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Voting Procedures and Method of Counting Votes, page 2

Comment:

1.
We noticed the statement on page 4 that indicated in the event there are insufficient votes “to approve or ratify any matter being presented, the Annual Meeting may be adjourned in order to permit the further solicitation of proxies.” Unless Hampden expressly seeks proxy authority to vote in favor of a proposal seeking to adjourn the meeting for the cited purpose, it appears as though Hampden purports to improperly use the discretionary authority which it otherwise has been granted under Rule 14a-4(c). Please revise the form of proxy to include a proposal that expressly requests authority to vote on such a proposal, or advise.

Response:  In response to the Staff’s comment, the Company has deleted the language relating to discretionary authority on page 4 of Revised Proxy Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 27, 2013

Solicitation of Proxies, page 4

Comment:

2.
The disclosure provided in the preliminary proxy statement requires security holders to deduce the aggregate amount of money spent on this proxy solicitation. While Hampden may lawfully itemize the dollar amounts expended, it remains obligated to specify the aggregate dollar amounts spent in furtherance of or in connection with the proxy solicitation. Revise to express the total amount of money estimated to be spent regarding the proxy solicitation as well as the total amount of money estimated to be spent to date. See Item 4(b)(4) and Instruction 1 thereto.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Revised Proxy Statement to delete the word “additional” in order to clarify the amount as a total amount and included the total amount of money estimated to be spent regarding the proxy solicitation, as well as the total amount of estimated expenditures to date for, in furtherance of, or in connection with the solicitation of security holders.

Proposal 1 – Election of Directors

Comment:

3.
We noticed the statement that Hampden has no reason to believe that any nominee will be unable or unwilling to serve as a director. Revise to indicate whether or not each of the director nominees has consented to being named in the proxy statement and to serve if elected. See Rule 14a-4(d)(4).

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Revised Proxy Statement to reflect the fact that each of the director nominees has consented to being named in the proxy statement and to serve if elected.

Biographical Information, page 6

Comment:

4.
We noticed that Mr. Burton purportedly stopped serving as the CEO of Hampden at the end of December 2012. Revise to state his current employment and position or otherwise clarify his employment status. Refer to Item 7 of Schedule 14A and corresponding Item 401(e) of Regulation S-K.

Response: The Company has revised the disclosure on page 7 of the Revised Proxy Statement in response to the Staff’s comment to reflect Mr. Burton’s current employment status as “retired.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 27, 2013

Contested Election, page 9

Comment:

5.
We noticed the reference to the “SEC rules and regulations” that impliedly would permit persons to submit candidates to Hampden for consideration as director nominees. Please revise to state the exact rule or regulation that would permit a director candidate to be so nominated and submitted, or revise to delete the reference.

Response:  In response to the Staff’s comment, the Company has deleted the reference to “SEC rules and regulations” on page 9 of the Revised Proxy Statement

Information Regarding Transactions in Hampden Bancorp Securities by Participants - Annex A

Comment:

6.
Please confirm that no purchases of Hampden common stock took place within the past year given the absence of a transaction description code number that corresponds to such purchases. To the extent that no such purchases existed, please delete the reference to the table providing a history of “purchases” that currently exists in the introductory paragraph.

Response:  The Company confirms that there have been no purchases of the Company’s common stock by participants within the past year. The Company has deleted the reference to “purchases” in the introductory paragraph preceding the table on page A-3 of Exhibit A of the Revised Proxy Statement in response to the Staff’s comment.

Form of Proxy

Comment:

7.	Revise to indicate affirmatively that the form of proxy is a preliminary copy. Refer to Rule 14a-6(e)(1).

Response: The Company has revised the form of proxy card at the end of the Revised Proxy Statement to indicate affirmatively that the form is a preliminary copy in response to the Staff’s comment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 27, 2013

Comment:

8.
Revise to explain, modify in accordance with our initial comment or delete what appears to be a sixth proposal on the form of proxy. To the extent that such an entry on the form of proxy continues to exist in a revised filing, please make conforming changes to the voter instruction form that follows the form of proxy.

Response: The Company has deleted the proposal in the Revised Proxy Statement in response to the Staff’s comment.

*           *           *

The participants acknowledge that:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested, this response letter has been filed on EDGAR under the form type CORRESP.  The Company understands that the Commission may have additional comments after reviewing this letter.

Management hopes that the above responses will be acceptable to the Commission.  Please do not hesitate to contact me at 617-348-1840 with any questions regarding this letter.  Thank you for your time and attention.

Very truly yours,

/s/ R. Mark Chamberlin
R. Mark Chamberlin

cc:	Glenn Welch
Chief Executive Officer and President of Hampden Bancorp, Inc.